Filed by Union Pacific Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Motor Cargo Industries, Inc.
                                              Commission File No. 000-23341

Contacts:    Investor Relations:  Beth Whited 402-271-4227
             Media:  Ira Rosenfeld 804-291-5362
             Motor Cargo:  Lynn Wheeler 801-299-5294



For Immediate Release


     Overnite to Expand Western Reach with Plan to Purchase Motor Cargo

Omaha, October 15 -- Union Pacific Corporation (NYSE: UNP) and Motor Cargo Industries Inc. (NASDAQ: CRGO) today announced that Union Pacific's trucking subsidiary, Overnite Holding, Inc., will expand its western market reach with a plan to acquire Motor Cargo.

Based in Salt Lake City, Motor Cargo is a western regional less than truckload (LTL) motor carrier providing comprehensive service throughout 10 western states. Overnite provides nationwide LTL regional, inter-regional and longhaul service with full state coverage in 32 states east of the Rockies.

With approximately 6.5 million shares of Motor Cargo outstanding, the total transaction value is estimated at approximately $80 million based on current stock prices.

The merger agreement provides for a first-step exchange offer for all Motor Cargo shares, in which Motor Cargo shareholders may elect to tender their shares for either cash, at $12.10 per share, or shares of Union Pacific stock, at an exchange ratio of .26 shares of Union Pacific stock for each share of Motor Cargo. Hal Tate, CEO and majority shareholder of Motor Cargo, and a second shareholder, have agreed to tender their aggregate 63% ownership. Mr. Tate has committed to take shares of Union Pacific stock. Motor Cargo shareholders who do not tender their shares will receive $12.10 per share in cash in the second-step merger.

"We are very pleased to have Motor Cargo as part of our family," said Leo Suggs, Chairman and CEO of Overnite. "They are a highly successful, customer focused regional carrier well positioned to continue their record of growth in the West. This acquisition will enable Overnite to accelerate our entrance into the attractive and growing western regional market."

Said Tate: "At Motor Cargo, we are very proud and excited to become a part of this great transportation system. We shall continue our total dedication to provide our customers with service unequaled in our industry."

The Exchange offer is subject to customary conditions including the tender of two-thirds of Motor Cargo shares. Exchange offer documents will be mailed shortly to Motor Cargo shareholders, and the offer is expected to be completed by year-end.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents, when available, in connection with the transaction described above: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, to be filed by Union Pacific and the solicitation/recommendation statement on
Schedule 14D-9, to be filed by Motor Cargo. Such documents will contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials, when available, and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 402-271-4227 Free copies of the Schedule 14D-9, when available, may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention: Investor Relations, Telephone: 801-299-5294.